SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 5)(1)


                               Clary Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   182720102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John G. Clary
            President and Chairman of the Board of Clary Corporation
          President and Chairman of the Board of Addmaster Corporation
                            225 E. Huntington Drive
                           Monrovia, California 91016
                                 (626) 358-2395
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 17, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.182720102                     13D                   Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John G. Clary

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF,00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         493,338

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         493,338

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     493,338

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.182720102                     13D                   Page 3 of 4 Pages

                        AMENDMENT NO. 5 TO SCHEDULE 13D

Reference is made to the Schedule 13D as amended by Amendment No. 1 thereto filed on August 2, 1982, Amendment No. 2 thereto filed on March 11, 1983 and Amendment No. 3 thereto filed on September 14, 1984, and Amendment No. 4 thereto filed on April 17, 1998, by John G. Clary, with respect to the Common Stock, $1.00 par value per share ("Common Stock"), of Clary Corporation, a California corporation (the "Company").


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety to read as follows:

     (a)

         John G. Clary may be deemed to beneficially own 493,338 shares of Common Stock, representing 25.6% of the Common Stock, set forth as follows:

            (1) John G. Clary benefically owns 0 shares in his individual capacity. His spouse, Barbara P. Clary, beneficially owns 8,000 shares of Common Stock and rights to acquire 40,000 shares of Common Stock upon conversion of the Company's 9-1/2% Convertible Subordinated Debentures (the "9-1/2% Notes").

            (2) John G. Clary is Trustee of the John G. Clary Living Trust and
                the J&B Clary Trust, which together beneficially own 249,964 shares of Common Stock and rights to acquire 30,000 shares of Common Stock upon conversion of the Company's 9-1/2% Notes, and rights to acquire 6,625 shares of Common Stock upon conversion of 5,761 shares of the Company's Class "A" Preferred Stock.

            (3) John G. Clary is the Trustee of the Harland W. Gerds Trust,
                which beneficially owns 118,749 shares of Common Stock and rights to acquire 40,000 shares of Common Stock upon conversion of the 9-1/2% Notes.

     (b)

         John G. Clary
         -------------
         493,338 Shares owned with sole power to vote
         0       Shares owned with shared power to vote
         493,338 Shares owned with sole power to dispose
         0       Shares owned with shared power to dispose


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except for as stated above, there are no other contracts, arrangements, understandings or relationships with respect to any securities of the Company held by John G. Clary.

CUSIP No.182720102                     13D                   Page 4 of 4 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 26, 2002


                                        JOHN G. CLARY




                                        /s/ John G. Clary
                                        ----------------------------------------




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).